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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Gemstar-TV Guide International, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

36866W 10 6

(CUSIP Number)

James W. Loss, Esq.
Riordan & McKinzie
600 Anton Boulevard
Eighteenth Floor
Costa Mesa, California 92626
Telephone: (714) 433-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP NO.        36866W  10  6

1.	Names of Reporting Persons. Henry C. Yuen I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 39,920,487(a)

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power None(b)

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 39,920,487(a)

	10.	Shared Dispositive Power None(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,920,487(a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person (See Instructions) IN

(a)
Includes options to purchase 27,050,527 shares of Common Stock that are currently exercisable or will be exercisable within 60 days of October 8, 2002. Also includes 1,028,531 shares of common stock that were contributed by the Reporting Person to several grantor retained annuity trusts (the “GRATs”) for which he is the sole trustee. In addition, 7,000,000 of these shares are subject to the Forward Contracts. The shares held by the GRATs are not subject to the Forward Contracts.

(b)	See Items 4 and 6 of the Schedule 13D (as defined herein) regarding the Stockholders’ Agreement (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP NO.        36866W  10  6

1.	Names of Reporting Persons. Elsie Ma Leung I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 6,839,570(c)

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power None

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 6,839,570(c)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,839,570(c)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 1.6%

14.	Type of Reporting Person (See Instructions) IN

(c)	Includes options to purchase 6,530,000 shares of Common Stock that are currently exercisable or will be exercisable within 60 days of October 8, 2002.

This Amendment No. 5 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) with respect to Gemstar International Group Limited (the predecessor corporation of Gemstar-TV Guide International, Inc., the “Issuer”) on April 2, 1999, Amendment No. 1 with respect thereto, as filed with the Commission on January 5, 2000, Amendment No. 2 with respect thereto, as filed with the Commission on August 3, 2000, Amendment No. 3 with respect thereto, as filed with the Commission on April 11, 2002 and Amendment No. 4 with respect thereto filed with the Commission on August 16, 2002 (the Schedule 13D, as so amended, the “Schedule 13D”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those Items that are amended or supplemented are reported herein. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 4.    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

Following active discussions among The News Corporation Limited, the Reporting Persons and the Board (including a special committee of independent directors thereof), an agreement in principle has been reached with respect to restructuring the Issuer’s management and corporate governance. The agreement in principle, which is subject to negotiation and execution of definitive documentation, includes the parties’ agreement with respect to the following matters, among others: the resignations of Dr. Yuen and Ms. Leung from their current executive positions with the Issuer and the termination of their existing employment arrangements; new employment arrangements for Dr. Yuen and Ms. Leung with a newly formed business unit of the Issuer; Dr. Yuen’s continued service on the Board for three years and the elimination of Dr. Yuen’s ability to designate other persons to the Board; Dr. Yuen’s agreement to resign from the Board in the event of his termination of employment; and agreements between Dr. Yuen and the Issuer relating to intellectual property. It is anticipated that Ms. Leung will remain as a director through the end of her term in 2003. The changes contemplated by the agreement in principle are referred to herein as the “Restructuring Plan.” The Restructuring Plan also contemplates two mutual releases: one among the Issuer, Dr. Yuen and Ms. Leung, and the other among Dr. Yuen, Ms. Leung and News Corp. It is anticipated that Jeff Shell will succeed Dr. Yuen as Chief Executive Officer of the Issuer upon Dr. Yuen’s resignation from such position.

In connection with the Restructuring Plan, options to purchase 17,055,413 shares of Common Stock issued to Dr. Yuen will be cancelled and options to purchase 3,150,000 shares of Common Stock issued to Ms. Leung will be cancelled. In addition, the vesting schedule for all remaining existing options will be accelerated so that all outstanding options will be fully exercisable as of the implementation of the Restructuring Plan. Following forfeiture of the specified options, all of Dr. Yuen’s then existing options will already have been fully vested and the vesting schedule for 800,000 options held by Ms. Leung will fully accelerate.

The Restructuring Plan contemplates that Dr. Yuen will be issued 7,367,583 shares of restricted stock, which will be subject to vesting conditions, and will be granted on the date that is six months and one day after the effective date of the Restructuring Plan and on the first and second anniversaries of the effective date of the Restructuring Plan options to purchase an aggregate of 6,866,667 shares of Common Stock, also subject to vesting conditions. In addition, Dr. Yuen will be granted options periodically over the term of the agreements relating to intellectual property. The Restructuring Plan contemplates that Ms. Leung will be issued 562,988 shares of restricted stock, which will be subject to vesting conditions, and will be granted on the date that is six months and one day after the effective date of the Restructuring Plan options to purchase an aggregate of 1,793,171 shares of Common Stock, also subject to vesting conditions.

While definitive documents reflecting the Restructuring Plan are expected to be negotiated and entered into shortly, there can be no assurance that definitive agreements will be entered into in substantially the form described herein or at all.

Other than as described above, the Reporting Persons have no current plans or proposals that relate to, or that may result in, any of the matters listed in Items 4(a)-(j) of the instructions to Schedule 13D (although the Reporting Persons reserve the right to develop any such plans or proposals at any time).

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

After giving effect to the Restructuring Plan and assuming no intervening changes in beneficial ownership have occurred, Dr. Yuen would beneficially own 38,748,860 shares of Common Stock (including options to purchase 25,878,900 shares of Common Stock exercisable as of the effective date of the Restructuring Plan), representing approximately 8.9% of the issued and outstanding Common Stock (assuming the number of shares issued and outstanding as of June 30, 2002 (408,151,000 shares) has not changed as of the effective date of the Restructuring Plan). After giving effect to the Restructuring Plan and assuming no intervening changes in beneficial ownership have occurred, Ms. Leung would beneficially own 7,639,570 shares of Common Stock (including options to purchase 7,330,000 shares of Common Stock exercisable as of the effective date of the Restructuring Plan), representing approximately 1.8% of the issued and outstanding Common Stock (assuming the number of shares issued and outstanding as of June 30, 2002 (408,151,000 shares) has not changed as of the effective date of the Restructuring Plan).

The Reporting Persons and News Corp. may be deemed to be a group under Rule 13d-5 promulgated under the Exchange Act. To the

Reporting Persons’ knowledge, based on information contained in News Corp.’s Schedule 13D/A filed with the Commission on October 10, 2002, News Corp. beneficially owns 174,931,473 shares of Common Stock, or approximately 42.9% of the issued and outstanding Common Stock. Each Reporting Person disclaims beneficial ownership of the Common Stock owned by the other Reporting Person and News Corp.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

The Restructuring Plan includes the following matters, among others: the resignations of Dr. Yuen and Ms. Leung from their current executive positions with the Issuer and the termination of their existing employment arrangements; new employment arrangements for Dr. Yuen and Ms. Leung with a newly formed business unit of the Issuer; Dr. Yuen’s continued service on the Board for three years and the elimination of Dr. Yuen’s ability to designate other persons to the Board; Dr. Yuen’s agreement to resign from the Board in the event of his termination of employment; and agreements between Dr. Yuen and the Issuer relating to intellectual property. It is anticipated that Ms. Leung will remain as a director through the end of her term in 2003. The Restructuring Plan also contemplates two mutual releases: one among the Issuer, Dr. Yuen and Ms. Leung, and the other among Dr. Yuen, Ms. Leung and News Corp. It is anticipated that Jeff Shell will succeed Dr. Yuen as Chief Executive Officer of the Issuer upon Dr. Yuen’s resignation from such position.

The definitive documents reflecting the Restructuring Plan will likely include changes to the Stockholders’ Agreement and the Bylaws would be made to reflect a reduction of each of Dr. Yuen’s and News Corp.’s designees from six to one and to otherwise implement the terms of the Restructuring Plan. These changes would include the elimination of the board structure that divides the twelve directors into six designees of Dr. Yuen and six designees of News Corp., the removal of Dr. Yuen’s tie-breaking authority and the “TVG” and “GS” director designations, the term guarantees for Dr. Yuen’s service as Chief Executive Officer, the elimination of the corresponding committee composition requirements, the removal of the tie-breaking committee concept, the separation of the Chairman of the Board and Chief Executive Officer positions, and the elimination of News Corp.’s rights of first offer with respect to Dr. Yuen’s Common Stock under the Stockholders’ Agreement.

It is currently contemplated that the definitive documents implementing the Restructuring Plan will effect the cancellations, issuances and grants of equity securities of the Issuer with respect to the Reporting Persons as described in Item 4. The definitive documents will specify the terms and conditions as well as the timing of such cancellations, issuances and grants.

While definitive documents reflecting the Restructuring Plan are expected to be negotiated and entered into shortly, there can be no assurance that definitive agreements will be entered into in substantially the form described herein or at all.

Item 7.    Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 7(d)
Joint Reporting Agreement dated August 15, 2002 by and between Henry Yuen and Elsie Ma Leung (incorporated by reference to Exhibit 7(d) to the Reporting Persons’ Schedule 13D filed on August 16, 2002).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October 9, 2002

/s/ Henry C. Yuen
Henry C. Yuen

/s/ Elsie Ma Leung
Elsie Ma Leung